                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)



                                   AMGEN INC.
                            (Name of Subject Company)


                              PHARMAINVEST, L.L.C.
                        PHARMACEUTICAL ROYALTIES, L.L.C.
                     PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                         PHARMACEUTICAL PARTNERS, L.L.C.
                                    (Bidder)


       CONTRACTUAL CONTINGENT PAYMENT RIGHTS ARISING FROM THE PURCHASE OF
               CLASS A INTERESTS OF AMGEN CLINICAL PARTNERS, L.P.
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)




                          PABLO LEGORRETA, DAVE MADDEN
                              PHARMAINVEST, L.L.C.
                          675 Third Avenue, Suite 3000
                               New York, NY 10017
                                 (800) 600-1450
                                 ---------------




                                   COPIES TO:
                             F. GEORGE DAVITT, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000



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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed by PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability company and the sole member of Purchaser, relating to the offer by Purchaser to purchase outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs"), at $220,000 per CCPR, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

         As of 5:00 p.m. New York City time, on Monday, October 18, 1999, no CCPRs had been tendered in the Offer.

         The paragraph entitled "Opportunity for liquidity" under the section "Risk Factors" in the Offer is hereby amended by inserting the following sentences after the last sentence of the current paragraph: "Upon tendering your CCPRs, your own broker, custodian, IRA trustee or other owner of record for the CCPRs may charge you a fee or commission, which will not be reimbursed by Purchaser. Purchaser is not able to determine what those fees or commissions, if any, will be. Investors are strongly advised to consult their own broker, custodian, IRA trustee or other owner of record for the CCPRs with respect to the amount and nature of any fees or commissions that may be charged in connection with the tender of CCPRs to Purchaser."



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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 19, 1999

                                    PHARMAINVEST, L.L.C.

                                    By: /s/ Pablo Legorreta
                                        --------------------------------------
                                        Name:  Pablo Legorreta
                                        Title: Managing Member of
                                               Pharmaceutical Partners, L.L.C.,
                                               the Manager


                                    PHARMACEUTICAL ROYALTIES, L.L.C.

                                    By: /s/ Pablo Legorreta
                                        --------------------------------------
                                        Name:  Pablo Legorreta
                                        Title: Managing Member of
                                               Pharmaceutical Partners, L.L.C.,
                                               the Manager


                                    PHARMACEUTICAL ROYALTY INVESTMENTS LTD.

                                    By: /s/ David Madden
                                        --------------------------------------
                                        Name:  David Madden
                                        Title: Managing Member of
                                               Pharmaceutical Partners, L.L.C.,
                                               the Manager


                                    PHARMACEUTICAL PARTNERS, L.L.C.

                                    By: /s/ David Madden
                                        --------------------------------------
                                        Name:  David Madden
                                        Title: Managing Member